October 31, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, NE

Washington, D.C. 20549

Re:	Chemical & Mining Company of Chile Inc.

Form 20-F for Fiscal Year ended December 31, 2017

Filed April 19, 2018

File No. 033-65728

Dear Sir/Madam,

Chemical and Mining Company of Chile (Sociedad Química y Minera de Chile S.A.) (“SQM” or the “Company”) hereby responds to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance, Office of Beverages, Apparel and Mining (the “Division”) of the Securities and Exchange Commission (the “Commission”) dated October 10, 2018 in connection with the Annual Report on Form 20-F of the Company for the fiscal year ended December 31, 2017 that was filed on April 19, 2018 (the “2017 Form 20-F”). Set forth below are the Staff’s comments (in bold face type) followed the Company’s responses.

References to “we,” “us” and “our” in the responses set forth below are to SQM, unless the context otherwise requires. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the 2017 Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2017

Item 5. Operating and Financial Review and Prospects

5.A. Operating Results, page 73

1. Please disclose the business reasons for material changes between periods in each segment’s net income (loss) before taxes shown in Note 24 of your financial statements. Also, provide similar disclosure for material changes between periods in the unallocated and inter-segment amounts for net income (loss) before taxes. In circumstances where there is more than one business reason for a change between periods, please quantify the incremental impact of each individual business reason discussed. Refer to Item 5.A of Form 20-F and SEC Release No. 33-8350.

Response:

In response to the Staff´s comment, SQM advises as follows:

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

The amounts disclosed in the tables in Note 24.2 as “Net income (loss) before taxes” for each segment are the result of the sum of the “Revenue” and “Cost of Sales” lines of the same table; the latter includes the amounts of depreciation and amortization expenses disclosed in the line “Depreciation and Amortization Expense” of the same table. Item 5.A of the 2017 Form 20-F provides a comprehensive disclosure of the business reasons for material changes between periods in revenues and cost of sales by business line, and gross margin, considering that gross margin and net income (loss) before taxes present the same amounts for segment reporting purposes. The Item 5.A discussion of cost of sales did not specifically address the changes between periods in depreciation and amortization expense because we do not believe that differences between the periods were material to the changes in cost of sales between periods or the changes in net income (loss) before taxes. Should changes in depreciation and amortization expense become relevant in the future, a disclosure of the business reasons for such changes will be included in the corresponding Item 5.A. of the Form 20-F.

The format of the table in Note 24.2 was prepared in accordance with the taxonomy required by the Chilean securities regulator. In a future Form 20-F filing, we will adjust the format of disclosure in Note 24.2, as per the example below with main changes as follows:

1. Elimination of “Revenues from transactions with other operating segments of the same entity” amounts since the amounts presented in this line correspond to transactions between companies within the same segment and do not represent inter-segment transactions.

2. Elimination of “Elimination of inter-segments amounts” column as this information intended to present consolidation adjustments that are not applicable for segment reporting. All the amounts presented in this column were reallocated into the “Unallocated amounts” column.

Note 24.2 example

12/31/2017
Operating segment items	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total 12/31/2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	697,251	252,123	644,573	135,578	379,326	48,472	2,157,323	2,157,323	-	2,157,323
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-

Revenues from external customers and transactions with other operating segments of the same entity	697,251	252,123	644,573	135,578	379,326	48,472	2,157,323	2,157,323	-	2,157,323

Costs of sales	(555,356)	(199,808)	(189,242)	(91,753)	(313,690)	(44,973)	(1,394,822)	(1,394,822)	-	(1,394,822)
Administrative expenses	-	-	-	-	-	-	-	-	(101,171)	(101,171)
Interest expense	-	-	-	-	-	-	-	-	(50,124)	(50,124)
Depreciation and amortization expense[1]	(91,201)	(35,711)	(34,138)	(14,867)	(54,779)	(7,730)	(238,426)	(238,426)	(89)	(238,515)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	14,452	14,452
Other items other than significant cash	-	-	-	-	-	-	-	-	-
Income (loss) before taxes	141,895	52,315	455,331	43,825	65,636	3,499	762,501	762,501	(167,911)	594,590
Income (loss) from continuing operations	141,895	52,315	455,331	43,825	65,636	3,499	762,501	762,501	(334,084)	428,417
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	(166,173)	(166,173)
Income (loss) from discontinued operations
Net income (loss)	141,895	52,315	455,331	43,825	65,636	3,499	762,501	762,501	(334,084)	428,417
	-	-	-	-	-	-	-	-
Assets	-	-	-	-	-	-	-	-	4,296,236	4,296,236
Equity-accounted investees									126,425	126,425
Incorporations of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets, and rights arising from insurance contracts	-	-	-	-	-	-	-	-	117,159	117,159
Increase of non-current assets	-	-	-	-	-	-	-	-	-	-
Liabilities	-	-	-	-	-	-	-	-	2,048,768	2,048,768
Impairment loss recognized in profit or loss	(15,025)	335	1,112	(3,546)	(240)	(219)	(17,583)	(17,583)	(14,316)	(31,889)
Reversal of impairment losses recognized in profit or loss for the period	-	-	-	-	-	-	-	-	-	-

1. The depreciation and amortization expenses are included in the cost of sales and presented separately for disclosure purposes. In addition to depreciation and amortization expenses, the amounts disclosed in this line also include amortization expenses of intangible assets and ground study amortization expense.

Consolidated Financial Statements

Note 17. Disclosures on Equity

17.1 Capital Management, page F-132

2. The measure you call EBITDA includes many adjustments not typically included in the calculation of EBITDA. Please relabel this measure here and elsewhere it is presented in your filings to clearly reflect what the measure represents. Also, reconcile this measure to profit for the year as presented in your statement of operations.

Response:

In response to the Staff´s comment, SQM advises as follows:

We calculate EBITDA using the following formula: Operating Profit + Depreciation Expenses + Amortization Expenses, where Operating Profit = Gross Profit – Administrative Expenses; therefore, the simplified formula is EBITDA = Gross Profit – Administrative Expenses + Depreciation and Amortization Expenses as disclosed in Note 17.1.

In response to the Staff’s comment, we will revise our disclosure to include the definition of EBITDA in our next Form 20-F filing as follows: Profit for the Year + Depreciation and Amortization Expenses + Finance Costs + Income Tax and incorporate the measure Adjusted EBITDA defined as follows: EBITDA – Other income and Share of profit of associates and joint ventures + Other expenses – Finance income – Currency differences. We will also provide a reconciliation of EBITDA and Adjusted EBITDA to profit for the year for the relevant period presented similar to the reconciliation below for the year ended on December 31, 2017:

For the year ended December 31, 2017 ThUS$
Profit for the year	428,417
(+) Depreciation and amortization expenses	232,365
(+) Finance Costs	50,124
(+) Income Tax	166,173
EBITDA	877,079
(-) Other income and share of profit of associates and joint ventures	32,822
(+) Other expenses	61,638
(-) Finance income	13,499
(-) Currency differences	(1,299)
Adjusted EBITDA	893,695

Note 24. Reportable Segments

24.1 Reportable Segments, page F-165

3. Please disclose, if true, that you exclude the cost of sales related to inter-segment revenues from the selling segment’s cost of sales line item and disclose the segment line item that includes the inter-segment cost of sales amounts. Also, separately disclose the types of amounts included in inter-segment eliminations and unallocated amounts for the other items other than significant cash line item. Refer to paragraphs 27 and 28 of IFRS 8.

Response:

In response to the Staff´s comment, SQM advises as follows:

We confirm that the cost of sales related to inter-segment revenues is excluded from the segment´s cost of sales line item. As disclosed above, the amounts included in the line item “Revenue from transactions with other operating segments of the same entity” in the tables in Note 24 represent the intercompany sales of products within each business segment and not between segments.

As mentioned above, we will adjust the format of the table in Note 24.2 in our next Form 20-F filing as per the example in the response to the Comment No. 1 above.

Note 24. Reportable Segments

24.1 Reportable Segments, page F-165

4. Please disclose your basis for eliminating inter-segment amounts from line items that have zero balances for every segment. Refer to paragraph 28 of IFRS 8.

Response:

In response to the Staff´s comment, SQM advises as follows:

As explained above, the inter-segment amounts other than the revenues from intercompany transactions disclosed in the line item “Revenues from transactions with other operating segments of the same entity” in Note 24 correspond to various consolidation adjustments and cannot be allocated to operating segments. As mentioned above, we will use a more comprehensive format to provide segment disclosure in our next Form 20-F filing, as per the example in the response to the Comment No. 1 above.

If you have any questions with regard to the foregoing or require additional information, please contact Allen Miller of Winston & Strawn LLP at (212) 294-5330 or Sey-Hyo Lee at (212) 294-6655.

Very truly yours,

/s/ Gerardo Illanes
Gerardo Illanes
Chief Financial Officer